Exhibit 99.1

Company Contacts:
Katia Fontana
Vice President and Chief Financial Officer
(514) 397-2592

For all press and media inquiries, please contact:

OverCat Communications
Audrey Hyams Romoff, ahr@overcat.com, (647) 223-9970
Gillian DiCesare, gd@overcat.com,
(647) 223-5590
Chelsea Brooks, cb@overcat.com,
(289) 221-6006

BIRKS GROUP REPORTS FY2023 HOLIDAY PERIOD SALES RESULTS

Montreal, Quebec. January 23, 2023 - Birks Group Inc. (the “Company” or “Birks Group”) (NYSE American: BGI), reported its sales results for the 9 week interim sales period ending January 1, 2023 (the “FY2023 Holiday Period”) resulting in a decrease of 3.2% in comparable store sales versus the remarkable FY2022 Holiday Period, during which the Company had recorded notable growth of 18.4% in comparable store sales. The FY2023 Holiday Period sales performance is equivalent to an increase in comparable store sales of 15.3% to the FY2020 Holiday Period, the most recent pre-COVID comparable period.

The FY2023 Holiday Period sales performance was impacted by softer November results which we attribute to consumer prudence, as customers delayed purchases amidst an uncertain macroeconomic backdrop. This was partially offset by solid December results as the Company delivered growth in comparable store sales during the month, fueled by the performance of its Flagship stores. The December results were in large part derived from the positive performance of branded timepieces and branded jewelry, as client demand in the Canadian market remained strong for high-end luxury watches and jewelry.

The 15.3% comparable store sales increase in FY2023 over the comparable period in FY2020 was a result of two elements: an increase in both the branded jewelry and branded timepieces categories resulting from the continuous improvement in third party brand portfolio mix and client offering, and an increase in average sales transaction value across all product categories.

Mr. Jean-Christophe Bédos, President and Chief Executive Officer of Birks Group, commented: “Our sales teams have delivered positive results this holiday period when considering the current macroeconomic environment, including comparable store sales growth in the month of December. I would like to thank our teams for their commitment on delivering excellent service to our customers. Furthermore, the increase of 15.3% in comparable store sales vs. FY2020, is an important achievement that demonstrates the continued success of our long-term strategies, on which we remain focused as we continue to position ourselves for long-term success.”

Comparable Store Sales

We use comparable store sales as a key performance measure for our business. Comparable store sales include stores open in the same period in both the current and prior period. We include e-commerce sales in our comparable store sales calculations. Stores enter the comparable store calculation in their thirteenth full month of operation under our ownership. Stores that have been resized or relocated are evaluated on a case-by-case basis to determine if they are functionally the same store or a new store and then are included or excluded from comparable store sales, accordingly. Comparable store sales measure the percentage change in net sales for comparable stores in a period compared to the corresponding period in the previous year. If a comparable store is not open for the entirety of both periods, comparable store sales measure the change in net sales for the portion of time that such store was open in both periods. We believe that this measure provides meaningful information on our performance and operating results. However, readers should know that this financial measure has no standardized meaning and may not be comparable to similar measures presented by other companies.

About Birks Group Inc.

Birks Group is a leading designer of fine jewellery, timepieces and gifts and operator of luxury jewellery stores in Canada. The Company operates 23 stores under the Maison Birks brand in most major metropolitan markets in Canada, one retail location in Calgary under the Brinkhaus brand, one retail location in Vancouver operated under the Graff brand and one retail location in Vancouver under the Patek Philippe brand. The Birks brand fine jewellery collections are also available through select SAKS Fifth Avenue stores in Canada and the U.S., select Mappin & Webb and Goldsmiths locations in the United Kingdom, in Mayors stores in the United States, in W. Kruk stores in Poland as well as several jewellery retailers across North America and Europe. Birks was founded in 1879 and has become Canada’s premier retailer and designer of fine jewellery, timepieces and gifts. Additional information can be found on Birks’ web site, www.birks.com.

Forward Looking Statements

This press release contains forward- looking statements which can be identified by their use of words like “plans,” “expects,” “believes,” “will,” “anticipates,” “intends,” “projects,” “estimates,” “could,” “would,” “may,” “planned,” “goal,” and other words of similar meaning. All statements that address expectations, possibilities or projections about the future, including without limitation, statements about anticipated economic conditions, and our strategies for growth, performance drivers, expansion plans, sources or adequacy of capital, expenditures and financial results are forward-looking statements.

Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward- looking statements and no assurance can be given that the Company will meet the results projected in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: (i) the magnitude and length of economic disruption as a result of the worldwide COVID-19 outbreak, including its impact on macroeconomic conditions, generally, as well as its impact on the results of operations and financial condition of the Company and the trading price of the shares; (ii) general economic, political and market conditions, including the economies of Canada and the U.S., which could adversely affect our business, operating results or financial condition, including our revenue and profitability, through the impact of changes in the real estate markets, changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales; (iii) the impact of fluctuations in foreign exchange rates, inflation, increases in commodity prices and borrowing or operating costs, or other pricing environment factors and their related impact on the Company’s costs and expenses; (iv) changes in interest rates; (v) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives, and to have a successful customer service program; (vi) the Company’s ability to continue to borrow under the Amended Credit Facility and Amended Term Loan; (vii) the Company’s ability to maintain profitable operations, as well as maintain specified excess availability levels under the Amended Credit Facility, make scheduled payments of principal and interest, and fund capital expenditures; (viii) the Company’s ability to execute its strategic vision; (ix) the geopolitical environment and increased political uncertainty; (x) the impact of weather-related incidents, natural disasters, strikes, protests, riots or terrorism, acts of war or another public health crisis or disease outbreak, epidemic or pandemic on the Company’s business; and (x) the Company’s ability to continue as a going concern.

Information concerning factors that could cause actual results to differ materially is set forth under the captions “Risk Factors” and “Operating and Financial Review and Prospects” and elsewhere in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 24, 2022 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.